Exhibit 99.3

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388    Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Provides Additional Detail

Regarding Audited Reserve Report

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today provided additional details related to its 11 March 2019 release (the “Release”) entitled “Sundance Energy Announces Audited Reserve Report” wherein Sundance announced the ~98% increase in proved reserves and ~191% increase in PV-10 value of proved reserves as compared to year-end 2017.

•                  Sundance announced year-end 2018 proved reserves as estimated by Ryder Scott Company, L.P. of 93.2 million barrels of oil equivalent (“MMboe”) representing a PV-10 of $1,110mm as calculated under US Securities and Exchange Commission (“SEC”) guidelines

•                  The proved reserves presented in the Release were estimated utilizing deterministic methods

•                  The estimates of proved reserves presented in the Release were based upon a detailed study of the properties in which Sundance owns an interest and an evaluation of the estimated associated sales volumes

•                  All figures are presented net to Sundance’s 100% revenue interest

•                  All barrels of oil equivalent (“Boe”) figures were presented on an energy content basis by converting thousand feet of natural gas (“mcf”) to Boe on a 6:1 basis

•                  Mr. Stephen E. Gardner is a member of the Society of Petroleum Evaluation Engineers (“SPEE”)

•                  During 2018, Sundance undertook significant development activities which resulted in the conversion of undeveloped assets to proved developed producing (“PDP”) assets, including the drilling and completion of 23 gross wells

•                  Additionally, as part of Sundance’s ongoing efforts to achieve best in class field operations and capital efficiency, the Company analyzed production and completion data for more than 500 wells offsetting its newly acquired acreage in Live Oak and Atascosa Counties to determine optimum completion technology in order to improve recoveries; streamlined drilling operations to optimize cycle times and resulting drilling costs per well; and reduced completion costs via process improvements

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Competent Person’s Statement

This presentation contains information on Sundance Energy’s reserves which has been reviewed by Stephen E. Gardner, a Professional Engineer employed by Ryder Scott Company, L.P. who practices under State of Colorado license number 44720. Mr. Gardner has consented to the inclusion of this information in the form and contest in which it appears. Mr. Gardner is a member of the Society of Petroleum Evaluation Engineers (“SPEE”).

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov. Certain totals or other calculations presented herein may not add precisely due to differences in rounding.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:
United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388